CASINO PLAYERS, INC.
                      2400 N. Commerce Parkway, Suite 105
                               Weston, FL 33326

VIA EDGAR CORRESPONDENCE

October 26, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: 	Daniel H. Morris, Attorney Advisor
	John Stickel, Staff Attorney, Corporate Finance

		RE:	Casino Players, Inc.
			Registration Statement on Form S-1
			File No.: 333-138251

Dear Mr. Morris and Mr. Stickel:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Wednesday, October 28, 2009 at 12:00 p.m. (Eastern Time) or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

 	(a) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 	(b) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   	(c) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff's review of the Company's filings or in response to the Staff's comments on the Company's filings.

Please direct any questions or comments regarding the Registration Statement to Virginia K. Sourlis, Esq. of The Sourlis Law Firm at (732) 530-9007.

					Very truly yours,

					CASINO PLAYERS, INC.

					/s/ WILLIAM G. FORHAN
					William G. Forhan
					Chief Executive Officer,
					Chief Financial Officer and Chairman

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